SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 2018

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

2/F, Tower 2, Youyou Century Place

428 South Yanggao Road

Pudong, Shanghai 200127

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Exhibits 1.1 and 5.1 to this report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of GDS Holdings Limited (File No. 333-222659), into the preliminary prospectus supplement filed thereunder on January 23, 2018, and into the prospectus supplement filed thereunder on January 26, 2018, and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit 1.1 - Form of Underwriting Agreement

Exhibit 5.1 - Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares

Exhibit 8.1 - Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

Exhibit 23.1- Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: January 29, 2018	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer